EX-99.77M
MERGERS

Based on approval given by the Board of Trustees at a meeting held on December 18, 2015, the assets of the Madison Large Cap Growth Fund were reorganized into the Madison Investors Fund. The Madison Investors Fund was the legal and accounting survivor of the business combination, therefore, its historical performance was retained. Prior to the re-organization, the Large Cap Growth Fund's Class B shares were converted to Class A shares. Under the plan of reorganization, the Large Cap Growth Fund's Class A and Y shares were exchanged for Class A and Y shares of the Investors Fund. This merger was effective after market close on February 26, 2016.